Exhibit 99.164

Bitfarms Announces Appointment of Chief Financial Officer, Management Promotions and Grant of Options

TORONTO, Ontario and BROSSARD, Québec, June 03, 2021 (GLOBE NEWSWIRE) -- Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV: BITF // OTC:BFARF), today announces the appointment of Jeffrey Lucas as Chief Financial Officer, effective June 14, 2021, as well as two management promotions.

Mr. Lucas brings to Bitfarms extensive international financial and operational experience with public companies listed on the NYSE and Nasdaq. He will be responsible for the oversight of the finance, accounting, and reporting functions with the mandate to raise capital, enhance our corporate communications, expand our investor relations activities, increase analyst coverage, and support and integrate acquisitions as part of building a higher level of financial and operational excellence throughout the Company.

Prior to his corporate roles, Mr. Lucas worked in high yield investment banking with L. F. Rothschild and in institutional money management as a securities analyst with Wells Capital Management. He is a Chartered Financial Analyst and Certified Public Accountant, having received that certification while with PricewaterhouseCoopers as a member of their technology and industrials practices. Mr. Lucas earned an MBA with emphasis on finance from Harvard Business School and a BA in Economics from Tufts University and studied at the London School of Economics.

“Jeff’s experience in leading and driving operational change at high growth, transformational industrial and technology companies will enable him to make an immediate impact at Bitfarms as we expand internationally and prepare for our expected upcoming listing on Nasdaq. We look forward to Jeff’s strong leadership and he will be an excellent addition to our executive management team,” said Emiliano Grodzki, Bitfarms’ CEO. “In addition, I wish to thank Mauro Ferrara, our interim CFO, for his contributions to Bitfarms over the past seven months. He stepped into our Company at a challenging time in which the industry was experiencing significant change and evolution. “We are pleased that Mauro will help us in transition, with a possible ongoing role as part of our finance staff to be determined. We look forward to our continued work with Mauro and wish him the very best for his career.”

Further strengthening our executive team, Director of Mining Operations, Ben Gagnon, has been named as the Company’s Chief Mining Officer and Nathaniel Port, Director of Finance has been named Senior Vice President of Finance and Accounting, both effective June 1, 2021.

“I am particularly pleased to announce the promotions of Nathaniel and Ben,” said Mr. Grodzki, “We are fortunate to have this caliber of talent on our team. Each has contributed significantly to Bitfarms’ growth and development and will be instrumental to achieving our strategic growth plans for 2021 and beyond.”

Mr. Gagnon has been working in the Bitcoin mining industry since 2015. His considerable mining and international experience includes establishing mining operations in China, Canada, and the United States, as well as founding multiple Bitcoin companies and developing technologies, including mining as a service, negative emissions mining (otherwise referred to as turn-key flare gas mitigation) and immersion cooling technology.

Mr. Gagnon joined Bitfarms in December 2019 as Director of Business Development. Recognizing his extensive experience and early contributions to Bitfarms, he was promoted to Director of Mining Operations, where he played a pivotal role in developing and managing our mining strategy and operations.

Mr. Gagnon has a B.Sc. in Economics and International Business from the Kelley School of Business at Indiana University and an M.Sc. in Internet Computing and E-commerce with a specialty in Cyber Security from Hong Kong University.

Mr. Port joined Bitfarms in 2018 as one of its earliest employees. He is responsible for Bitfarms’ financial reporting and working capital management and serves as the primary interface with the Company’s Big Four audit firm. Mr. Port was instrumental in developing Bitfarms’ finance function and contributed significantly towards the Company’s strategic financial objectives, notably Bitfarms’ listing as the first cryptocurrency company on the TSX Venture Exchange to complete a long- form prospectus with the Ontario Securities Commission, and the Company’s anticipated upcoming listing on the Nasdaq Global Market.

Prior to joining Bitfarms, Mr. Port worked in in public accounting managing audit engagements for clients primarily in the manufacturing and technology sectors. He graduated with distinction from Concordia University’s John Molson School of Business and placed on CPA Canada’s National Honour Roll.

The Company has granted Mr. Lucas 364,050 incentive stock options, pursuant to the Company’s Stock Option Plan (the “Options”). The Options are exercisable into one common share of the Company at a price of $5.45, for a period of five years from the date of grant and are subject to vesting conditions.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a Bitcoin mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Defined Terms

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward- looking information”) that are based on expectations, estimates and projections as at the date of this news release. The information in this release regarding expectations in respect to the future level of Bitcoin inventory and about future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

CORE IR

+1 516 222 2560

Investors@bitfarms.com

US Media:

CORE IR

Jules Abraham, Director of Public Relations

julesa@coreir.com

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Marc Duchesne, Directeur / Director

marc@ryanap.com

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